UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Nikita  Zdanow
   1211 Avenue of the Americas
   NY, New York 10036
2. Issuer Name and Ticker or Trading Symbol
   CIT Group Inc. (CIT)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Group Chief Executive Officer, Capital Finance
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock 1,2           |7/2/ 2|A   |V|13380             |A  |           |                   |D     |                           |
                           |002   |    | |                  |   |           |                   |      |                           |
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Common Stock               |7/2/ 2|P   | |1200              |A  |$23.00     |14580              |D     |                           |
                           |002   |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option 11/13/97 ($65.3|$65.39  |7/2/ |A   |V|53099      |A  |7/2/2|11/13|Common Stock|53099  |       |53099       |D  |            |
9) 2,3,4,5            |        |2002 |    | |           |   |002  |/2007|            |       |       |            |   |            |
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Option 03/05/99 ($74.4|$74.47  |7/2/ |A   |V|30968      |A  |7/2/2|3/5/2|Common Stock|30968  |       |30968       |D  |            |
7) 2,3,5,6            |        |2002 |    | |           |   |002  |009  |            |       |       |            |   |            |
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Option 11/18/99 ($51.9|$51.92  |7/2/ |A   |V|33032      |A  |7/2/2|11/18|Common Stock|33032  |       |33032       |D  |            |
2) 2,3,5,7            |        |2002 |    | |           |   |002  |/2009|            |       |       |            |   |            |
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Option 10/26/00 ($34.0|$34.06  |7/2/ |A   |V|23572      |A  |7/2/2|10/26|Common Stock|23572  |       |23572       |D  |            |
6) 2,3,5,8            |        |2002 |    | |           |   |002  |/2010|            |       |       |            |   |            |
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Option 02/05/02 ($39.8|$39.87  |7/2/ |A   |V|29890      |A  |2/5/2|2/4/2|Common Stock|29890  |       |29890       |D  |            |
7) 2,5,9              |        |2002 |    | |           |   |005 5|012  |            |       |       |            |   |            |
                      |        |     |    | |           |   |,9   |     |            |       |       |            |   |            |
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Option 07/02/02 ($23) |$23.00  |7/2/ |A   |V|350000     |A  |7/2/2|7/2/2|Common Stock|350000 |       |350000      |D  |            |
10                    |        |2002 |    | |           |   |006 1|012  |            |       |       |            |   |            |
                      |        |     |    | |           |   |0    |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Shares vest in 50% increments on each of June 1, 2003 and June 1, 2004.
Originally awarded by Tyco International Ltd. and converted into CIT Group Inc.
restricted stock on 7/2/2002 due to CIT's IPO.
2. Conversion formula from Tyco to CIT is disclosed in CIT Group Inc.
Prospectus dated 7/1/02 in "Management - Treatment of Tyco Options and Tyco
Restricted Shares Held by CIT Employees".
3. Options originally granted by The CIT Group, Inc. were converted on 6/1/2001 into options of Tyco International Ltd. at the rate of .6907 Tyco option for 1
CIT option upon Tyco's acquisition of CIT.
4. Represents options originally granted on 11/13/1997 by The CIT Group, Inc., which are fully vested.
5. Tyco options were cancelled by Tyco and replaced by CIT on 7/2/02 with CIT options vesting under the same schedule as the Tyco options due to CIT's IPO.
6. Represents options originally granted by The CIT Group, Inc. on 3/5/1999, which are fully vested.
7. Represents options originally granted on 11/18/1999 by The CIT Group, Inc., which are fully vested.
8. Represents options originally granted on 10/26/2000 by The CIT Group, Inc., which are fully vested.
9. Represents options initially granted on 2/5/02 by Tyco International Ltd., which vest at the rate of 33 1/3% each year for a period of 3 years.
10. Options granted by CIT Group Inc. at the IPO price of $23.00, which vest in
25% increments each year for a period of 4 years.